EXHIBIT 23.1

Independent Auditors’ Consent

The Employee Welfare Benefits Plan Committee of

FMC Corporation:

We consent to the incorporation by reference in the registration statement (No. 33-48984) on Form S-8 of FMC Corporation of our report dated June 27, 2003, with respect to the statements of net assets available for benefits of FMC Corporation Savings and Investment Plan, as of December 31, 2002 and 2001, and the related statements of changes in the net assets available for benefits for the years then ended, and the supplemental schedule of assets, which report appears in the annual report on Form 11-K of FMC Corporation Savings and Investment Plan for the year ended December 31, 2002.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 30, 2003